SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, March 26 2012 --- Braskem S.A. (“Braskem”) hereby informs that, in response to Official Letter CVM/SEP/GEA-1/No 213/2012, and in accordance with the provisions of CVM Instruction 381/03, the value of the services rendered by the audit firm PricewaterhouseCoopers Auditores Independente related to the tax review services that were unrelated to the external audit did not exceed 5% of the total value of the fees it received. These services consisted of: (1) the services contracted on April 27, 2011, for a period of 4 months; and (2) the services contracted on November 8, 2011, for a period of 2 months.

The Company’s policy for hiring independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions at their clients; and (c) auditors may not promote the interests of their clients.

Based on these principles, PricewaterhouseCoopers Auditores Independentes declared that the provision of such services, as described in items (1) and (2) above, does not affect the independence and objectivity required to perform the services rendered to Braskem.

Further information can be obtained from Braskem’s Investor Relations Department by telephone +55 11 3576-9531 or by e-mail braskem-ri@braskem.com.br.

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

Braskem is the largest producer of thermoplastic resins in the Americas. With 35 industrial plants in Brazil, the United States and Germany, Braskem has annual production capacity of over 16 million tons of thermoplastic resins and other petrochemical products.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.